SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                          UNITED INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910671106
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 910671106                   13D             Page 2 of 8 Pages
-----------------------------                      -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,179,430
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,179,430
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,179,430
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 910671106                   13D             Page 3 of 8 Pages
-----------------------------                      -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,179,430
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,179,430
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,179,430
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No. 910671106                   13D             Page 4 of 8 Pages
-----------------------------                      -----------------------------


         The following  constitutes  Amendment No. 4 ("Amendment  No. 4") to the
Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

   Item 2 is amended and restated in its entirety as follows:

Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II") and Warren G. Lichtenstein. As a result of the Settlement Agreement, dated as of March 29, 2000, by and among the Issuer, Steel Partners II, Warren G. Lichtenstein and James Henderson, Mr. Henderson is no longer participating as a member of a "Group" with Steel Partners II and Mr. Lichtenstein with respect to this Schedule 13D.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

                  (b) The principal business address of Steel Partners and Warren G. Lichtenstein is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of small cap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 910671106                   13D             Page 5 of 8 Pages
-----------------------------                      -----------------------------


                  (f) Mr. Lichtenstein is a citizen of the United States of America.

   Item 3 is amended and restated in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,179,430 Shares of Common Stock owned by Steel Partners II is $11,683,730. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is amended and restated in its entirety as follows:

Item 4.           Purpose of Transaction.

                  The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

-----------------------------                      -----------------------------
CUSIP No. 910671106                   13D             Page 6 of 8 Pages
-----------------------------                      -----------------------------


   Item 5(a) is amended and restated in its entirety as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,375,638 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

                  As of the close of business on October 31, 2000, Steel Partners II beneficially owns 1,179,430 Shares of Common Stock, constituting approximately 9.5% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,179,430 Shares, representing approximately 9.5% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,179,430 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is amended to add the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock within the past 60 days.

   Item 6 is amended and restated in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. 910671106                   13D             Page 7 of 8 Pages
-----------------------------                      -----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 31, 2000                  STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By:  /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                         /s/ Warren  G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

-----------------------------                      -----------------------------
CUSIP No. 910671106                   13D             Page 8 of 8 Pages
-----------------------------                      -----------------------------


                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days


   Shares of
     Common                          Price Per                   Date of
Stock Purchased                       Share($)                  Purchase
---------------                       --------                  --------
                             STEEL PARTNERS II, L.P.
      7,000                          10.82000                      9/06/00
        500                          11.29000                      9/13/00
      6,000                          11.27960                      9/19/00
        600                          11.05000                      9/20/00
      3,400                          11.10250                      9/21/00
      5,000                          10.91500                      9/22/00
     10,200                          10.21820                     10/18/00
      9,000                          10.17500                     10/19/00
      4,200                          10.41610                     10/20/00
     11,000                          10.56140                     10/23/00
      5,000                          10.48750                     10/24/00
      6,000                          10.50830                     10/25/00
      1,700                          10.67500                     10/27/00
      5,000                          10.67000                     10/30/00
      1,000                          10.81000                     10/31/00



                               WARREN LICHTENSTEIN

                                      None.